UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-38768

MDJM LTD

Fernie Castle, Letham

Cupar, Fife, KY15 7RU
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Nasdaq Imposes A One-Year Discretionary Panel Monitor On MDJM LTD

As previously reported on a Form 6-K filed with the U.S. Securities and Exchange Commission on October 31, 2025, MDJM LTD, a Cayman Islands company (the “Company”), received a letter from The Nasdaq Stock Market LLC (“Nasdaq”), advising that the Company had maintained compliance with the Listing Rules of Nasdaq through October 20, 2025, as required by the June 10, 2025 decision issued by the Nasdaq Hearings Panel (the “Panel”).

Subsequently, the Company received a letter, dated November 19, 2025 (the “Letter”) from Nasdaq, advising that pursuant to its authority under Listing Rule 5815(d)(4)(A), the Panel had determined to impose a Discretionary Panel Monitor for a period of one year from the date of the Letter. If within that one-year monitoring period, the Company fails to maintain compliance with any continued listing requirement, the Listing Qualifications Department (the “Staff”) will issue a Delist Determination Letter and the Company will not be permitted to provide Staff with a plan of compliance with respect to any deficiency that arises during the monitor period. In addition, the Staff will not be permitted to grant additional time for the Company to regain compliance with respect to any deficiency.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MDJM LTD

Date: November 25, 2025	By:	/s/ Siping Xu
	Name:	Siping Xu
	Title:	Chairman of the Board of Directors

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